# TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336




**File No. 82-5139**
December 16, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Interim Business Report for Six-month Period from April 1, 2003 through September 30, 2003;

2. Press release dated December 1, 2003 entitled "Notice Regarding Third Party Allocation of Shares"; and

3. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.



Very truly yours,

Hironori Shibata

Enclosure

(Summary English Translation)

During Fiscal Year 2003 (6th Fiscal Year)

**Interim Business Report**

For Six-month Period from April 1, 2003 through September 30, 2003

CYBIRD Co., Ltd.

(Summary English Translation)

**Message from President**

This section includes a greeting from Robert Kazutomo Hori, President and CEO of the Company.

**Top Interview**

This section takes in comments from President Hori regarding the following issues;

01) Business results for the Interim period ended September 2003.

02) Prospects of the mobile phone related market and our Mobile Content Business

03) Role of Media Development Department and their results

04) Reason for office relocation

05) Future outlook

06) Message to shareholders

**Special Report: Smile Story**

This section includes two stories of our service we have started during this interim period.

01) Introducing our strategic product "OnePush", mobile solution for the digital TV.

02) Introducing our mobile solution service for PIA Corporation.

**Results of Operation**

This section reports operation results, Interim period ended September 30, 2003.

**Financial Highlight**

This section shows major financial indicators;

01) Ordinary profit / Net income

02) Sales by business segment / % of consolidated sales

03) Total assets / Net assets / Equity ratio

04) Earnings per share

05) Annualized ROE

06) Cash flow / Free cash flow / EBITDA

**Business Outline**

This section explains outline, current results and outlook of our 4 domains.

01) Mobile Content Business

Sales of this segment have decreased by 93 million yen to 3,451 million yen.

02) Marketing Solution Business

Sales of this segment have increased by 393 million yen to 971 million yen.

03) International Business

Sales of this segment have increased by 7 million yen to 18 million yen.

04) Technology Related Business (K Laboratory Co., Ltd.)

Sales of this segment including those of K Laboratory Co., Ltd., a subsidiary of the Company, have increased by 381 million yen to 535 million yen.

**Consolidated Balance Sheets (Summarized)**

| | September 30, 2003 | September 30, 2002 | Change |
|---|---|---|---|
| | thousands of yen | thousands of yen | (%) |
| **Assets** | | | |
| Ⅰ **Current Assets :** | | | |
| Cash and cash equivalents | 1,726,137 | 2,597,033 | (33.5) |
| Others | 2,834,018 | 2,380,834 | 19.0 |
| **Total current assets** | **4,560,155** | **4,977,867** | **(8.4)** |
| Ⅱ **Fixed Assets :** | | | |
| Tangible fixed assets | 283,575 | 121,795 | 132.8 |
| Intangible fixed assets | 559,514 | 502,871 | 11.3 |
| Investment and other assets | 1,416,412 | 516,696 | 174.1 |
| **Total fixed assets** | **2,259,502** | **1,141,363** | **98.0** |
| **Total assets** | **6,819,657** | **6,119,231** | **11.5** |
| **Liabilities** | | | |
| Ⅰ Current Liabilities : | 1,564,752 | 1,341,863 | 16.6 |
| Ⅱ Fixed Liabilities : | 5,840 | - | - |
| **Total liabilities** | **1,570,592** | **1,341,863** | **17.1** |
| **Minority interests** | **84,499** | **25,211** | **235.2** |
| **Shareholder's Equity** | | | |
| Ⅰ Common stock | 2,595,417 | 2,565,500 | 1.2 |
| Ⅱ Additional paid-in capital | 2,652,116 | 2,622,200 | 1.1 |
| Ⅲ Retained earnings | (82,541) | (434,870) | 81.0 |
| Ⅳ Unrealized gain in available-for-sale securities | 216 | - | - |
| Ⅴ Foreign currency transaction Adjustment | (642) | (674) | 4.8 |
| **Total shareholders' equity** | **5,164,566** | **4,752,156** | **8.7** |
| **Total** | **6,819,657** | **6,119,231** | **11.5** |

**Consolidated Income Statements (Summarized)**

| | Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003) | Interim period ended September 30, 2002 (From April 1, 2002 To September 30, 2002) | Change |
|---|---|---|---|
| | thousands of yen | thousands of yen | (%) |
| I Net sales | 4,977,041 | 4,288,609 | 16.1 |
| II Cost of sales | 2,656,365 | 2,051,331 | 29.5 |
| **Gross profit** | 2,320,676 | 2,237,278 | 3.7 |
| III Selling, general and administrative expenses | 2,290,812 | 1,664,328 | 37.6 |
| **Operating Income** | 29,863 | 572,949 | (94.8) |
| IV Non-operating income | 5,445 | 2,816 | 93.4 |
| V Non-operating expenses | 7,677 | 5,318 | 44.4 |
| **Ordinary Profit** | 27,632 | 570,446 | (95.2) |
| VI Extraordinary profit | - | 9,360 | - |
| VII Extraordinary loss | 109,284 | 24,306 | 349.6 |
| **Net Income (Loss) before income taxes and minority interests** | (81,652) | 555,499 | - |
| Taxes | (51,527) | (86,010) | - |
| Minority interests in profit (loss) | 30,299 | (18,753) | - |
| **Net income (Loss)** | (60,425) | 660,262 | - |

**Consolidated Cash Flow Statements (Summerized)**

| | Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003) | Interim period ended September 30, 2002 (From April 1, 2002 To September 30, 2002) |
|---|---|---|
| | thousands of yen | thousands of yen |
| I Cash flow from operating activities | (319,770) | 505,468 |
| II Cash flow from investing activities | (697,130) | (266,825) |
| III Cash flow from financing activities | 28,676 | 295,708 |
| Foreign currency translation adjustment | 413 | (10) |
| Net increase in cash and cash equivalents | (987,810) | 534,341 |
| Cash and cash equivalents at the beginning of period | 2,713,947 | 2,062,691 |
| Cash and cash equivalents at the end of period | 1,726,137 | 2,597,033 |

**Topics**

This section reveals recent topics as follows;

01) Office relocation to Roppongi Hills

02) Initiation of Okinawa Mobile Operation Center Operation

03) Transition of JASDAQ listing qualification from the 2nd tier to the 1st tier

04) 18th award of Japan Technology Fast 50 sponsored by Deloitte Touche Tohmatsu

05) New content "Ms Hoshoki's Horoscope" service

**Stock Information (as of September 30, 2003)**

This section outlines the number of authorized shares, outstanding shares and fully diluted shares, number of shareholders, distribution of shareholders, names of major shareholders, and other shareholder information.

**Corporate profile (as of September 30, 2003)**

This section mentions the date of establishment, amount of capital, sales proceeds, number of employees, description of business, names of board members, banks account, principal shareholders and affiliated companies and brief corporate profiles of the consolidated subsidiaries and affiliated company of CYBIRD.

CYBIRD® JASDAQ

http://www.cybird.co.jp/english/investor/index.html

# News Release

December 1, 2003

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Senior Vice President
81-3-5785-6110

## Notice Regarding Third Party Allocation of Shares

On December 1, 2003, the Board of Directors of CYBIRD Co., Ltd. approved a capital increase through a third party allocation of common stock. Details of this share issuance are as follows.

1. Outline of New Share Issuance

| | | |
|---|---|---|
| (1) | Number of new shares to be issued: | 3,600 common shares |
| (2) | Issue price: | ¥288,037 per share |
| (3) | Total amount of issue: | ¥1,036,933,200 |
| (4) | Amount to be included in capital: | ¥144,019 per share |
| (5) | Total amount of capital to be increased: | ¥518,468,400 |
| (6) | Subscription date: | December 16, 2003 (Tuesday) |
| (7) | Payment date: | December 17, 2003 (Wednesday) |
| (8) | Initial date of reckoning the dividend : | October 1, 2003 (Wednesday) |

(9) Allotted companies and number of shares:

| | |
|---|---|
| Nippon Television Network Corporation | 2,500 shares |
| Nagoya Broadcasting Network | 500 shares |
| Yomiuri Telecasting Corporation | 500 shares |
| Asahi Broadcasting Corporation | 100 shares |
| Total | 3,600 shares |

(10) The above items are contingent on the approval of submissions made under the Securities and Exchange Law of Japan.

[Reference]

1. Change in Outstanding Shares and Capital

| | |
|---|---|
| Current total number of shares issued: | 63,842 shares (as of November 28, 2003) |
| (Capital: | ¥2,615,523,484) |
| Increase in shares: | 3,600 shares |
| (Increase in capital: | ¥518,468,400) |
| Total number of shares after increases: | 67,442 shares |
| (Capital after increase: | ¥3,133,991,884) |

2. Reason for Capital Increase and Use of Capital Raised

(1) Reason for Capital Increase

In Japan and internationally, CYBIRD Co., Ltd develops and operates content services for Internet-enabled mobile phones (hereinafter termed mobile phones) as well as offering corporate customers marketing solutions using mobile phones.

It is expected that people will find more and more opportunities to use mobile phones and their use of services will diversify in future. Also, linking mobile phones with the media environment is especially expected to create more convenient new services.

Under such circumstances, we decide to form a capital tie-up through new share issuance with Nippon Television Network Corporation, Nagoya Broadcasting Network, Yomiuri Telecasting Corporation and Asahi Broadcasting Corporation, for the purpose of strengthening its relationship especially with the television stations to expand our business. From now on, by utilizing the media network that television stations have, we will offer services with more customer satisfaction.

Specifically, we plan to offer services for terrestrial digital broadcasting that will start in December 2003, such as distribution of TV program-linked websites, distribution of broadcasted information to mobile phones, service coupled with TV shopping sites, and service for audience participation program.

We strive to boost profitability by catching such new business opportunities, and maximize the shareholders value.

(2) Use of Capital Raised

The balance deducted cost of ¥10 million from the proceeds estimated ¥1,037 million from the new share issuance will be used for development and operation cost for TV-program lined mobile content and solution business for CYBIRD.

(3) Earnings Forecast

We have no revisions to make to the following estimates.

Performance Estimates for the Fiscal Year Ending March 31, 2004 (from April 1, 2003 to March 31, 2004)

Non-Consolidated Earnings Forecast (Millions of Yen)

| | Net Sales | Ordinary Profit | Net Income |
|---|---|---|---|
| FY ending March, 2004 | 9,400 | 220 | 100 |

Consolidated Earnings Forecast (Millions of Yen)

| | Net Sales | Ordinary Profit | Net Income |
|---|---|---|---|
| FY ending March, 2004 | 10,500 | 400 | 150 |

(4) Returning Profit

We recognize returning profits to our shareholders to be a top priority management issue. Our basic dividend policy is to consider business performance and financial position and the need to expand internal reserves for future business development in determining dividends.

We work toward improvement of our business performance and realization of returning profit to our shareholders.

(5) Method of an Issue Price

Using the average value of the closing price (¥ 293,916) for CYBIRD's stock as announced by the Japan Securities Dealers Association for three months immediately preceding the corporate resolution regarding the capital increase (from September 1, 2003 until November 28, 2003), an issue price of ¥ 288,037 per share was determined (discount rate is 2.00%)

(6) Profile of the Company that Shares will be allocated to

(See attachment)

(7) Items regarding the Purchase Agreement with Companies Acquiring Shares

With regard to the new shares allocated, and we have obtained private consent from the companies that new shares to be allocated to that for a period of two years starting from the effective date of the new share issuance (December 18, 2003), the allocated companies will immediately report in writing to us, name and address of the new purchaser, number of shares, date, price, reason and method if they decide to sell all or some of the shares.

(8) Policy regarding Further Capital Increases

We will consider further capital increases carefully in view of future business development, capital needs and earnings perspective.

(9) Planned Capital Increase Schedule

| | |
|---|---|
| December 1, 2003 (Monday) | Resolution of Board of Directors on new share issuance<br>Submission of Securities Registration Statement (Kanto Local Finance Bureau)<br>Submission of notification of Board resolution on issuance of new shares (JSDA)<br>Announcement and distribution of materials at press club |
| December 2, 2003 (Tuesday) | Legal public announcement |
| December 9, 2003 (Tuesday) | Effective date of submitted documents |
| December 16, 2003 (Tuesday) | Subscription date |
| December 17, 2003 (Wednesday) | Payment date |
| December 18, 2003 (Thursday) | New shares grant date, delivery of new share certificate |

(10) Major Shareholders after Capital Increase (based on the shareholders list as of September 30, 2003)

| | Name | Shares | % of Voting Rights |
|---|---|---|---|
| 1. | Kazutomo Robert Hori | 8,198 | 12.16 |
| 2. | Yosuke Iwai | 3,627 | 5.38 |
| 3. | Omron Corporation | 3,600 | 5.34 |
| 4. | Omron Finance Co., Ltd. | 3,560 | 5.28 |
| 5. | The Master Trust Bank of Japan, Ltd. | 2,864 | 4.25 |
| 6. | Japan Trustee Services Bank, Ltd. | 2,578 | 3.82 |
| 7. | Raumuzu Co., Ltd. | 2,500 | 3.71 |
| 7. | Nippon Television Network Corporation | 2,500 | 3.71 |
| 9. | Nikko Cititrust Trust and Banking Corporation | 2,460 | 3.65 |
| 10. | IMAGICA Corp. | 2,350 | 3.48 |
| Total outstanding shares | | 67,442 | |

[Attachment]

Outline of Share Purchasers

| Name of company allocated shares | | Nippon Television Network Corporation | Nagoya Broadcasting Network |
|---|---|---|---|
| Shares allocated | | 2,500 shares | 500 shares |
| Amount paid | | ¥720,092,500 | ¥144,018,500 |
| Purchaser's Details | Head Office | 1-6-1 Higashi Shinbashi, Minato-ku, Tokyo | 2-10-1 Tachibana, Naka-ku, Nagoya-city, Aichi Prefecture |
| | Representative | Seiichiro Ujiie | Hisao Kuwashima |
| | Paid-in capital | ¥18,575 million (as of September 30,2003) | ¥400 million (as of September 30,2003) |
| | Major business | Television broadcasting licensed under the Broadcasting Law and planning production and sale of TV programming | Television broadcasting licensed under the Broadcasting Law and production and sale of TV programming |
| | Major shareholders | 1. Yomiuri Shimbun Group (8.5%)<br>2. Tsuneo Watanabe (6.4%)<br>3. Japan Trustee Services Bank, Ltd. (6.2%)<br>4. Yomiuri Telecasting Corporation (5.9%)<br>5. The Master Trust Bank of Japan, Ltd. (4.4%)<br>(as of September 30, 2003) | 1. Toyota Motor Corp. (34.6%)<br>2. Asahi Shimbun (19.6%)<br>3. Asahi National Broadcasting Company Limited (17.3%)<br>4. Yomiuri Shimbun Tokyo (10.0%)<br>5. Nippon Television Network Corp. (5.6%)<br>(as of September 30, 2003) |
| Relationship with CYBIRD | Investment | N/A | N/A |
| | Business transaction | N/A | CYBIRD develops and operates services for mobile content linked to TV programs. |
| | Equipment lease | N/A | N/A |
| | Duplicate director | N/A | N/A |

| Name of company allocated shares | | Yomiuri Telecasting Corporation | Asahi Broadcasting Corporation |
|---|---|---|---|
| Shares allocated | | 500 shares | 100 shares |
| Amount paid | | ¥144,018,500 | ¥28,803,700 |
| Purchaser's Details | Head Office | 2-2-33 Shiromi, Chuo-ku, Osaka-city, Osaka | 2-2-48 Oyodo-minami, Kita-ku, Osaka-city, Osaka |
| | Representative | Tomonari Doi | Yoshio Nishimura |
| | Paid-in capital | ¥650 million (as of September 30, 2003) | ¥1,800 million (as of September 30, 2003) |
| | Major business | Television broadcasting licensed under the Broadcasting Law and planning, production and sale of TV programming | Television broadcasting licensed under the Broadcasting Law and production and sale of TV programming |
| | Major shareholders | 1. Nippon Television Network Corp. (11.6%)<br>2. Yomiuri Golf (10.0%)<br>3. Nomura Land and Building Co., Ltd. (8.0%)<br>4. Nomura Holdings, Inc. (5.0%)<br>5. Yomiuri Shimbun Group (5.0%)<br>(as of September 30, 2003) | 1. Asahi Shimbun (14.1%)<br>2. Asahi Shimbun Credit Union (5.0%)<br>3. Michiko Murayama (4.0%)<br>4. Educational Foundation Teikyo University (3.6%)<br>5. Nippon Life Insurance Company (3.5%)<br>(as of September 30, 2003) |
| Relationship with CYBIRD | Investment | N/A | N/A |
| | Business transaction | N/A | CYBIRD develops and operates their official site for mobile |
| | Equipment lease | N/A | N/A |
| | Duplicate director | N/A | N/A |

# BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Securities Registration Statement

Securities registration statement concerning third party allocation of new shares dated December 1, 2003 prepared in accordance with the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau and Japan Securities Dealers Association.

The securities registration statement is available for public inspection at the Kanto Local Finance Bureau and the Japan Securities Dealers Association for a certain period.